Mail Stop 3561
                                                               May 10, 2019



    Teresa L. Dick
    Executive Vice President and
    Chief Financial Officer
    Rattler Midstream LP
    515 Central Park Drive, Suite 500
    Oklahoma City, Oklahoma 73105

            Re:    Rattler Midstream LP
                   Supplemental Response Filed May 9, 2019
                   File No. 333-226645

    Dear Ms. Dick:

           We have reviewed your supplemental response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2019 letter.

    Capitalization, page 63

        1. Please revise pro forma total capitalization as of March 31, 2019 to exclude cash and cash equivalents.

    Dilution, page 64

        2. Please explain how you calculated net tangible book value before and after the offering. In doing so, please reconcile the amounts to the pro forma combined balance sheet at page F-5 and explain why you have included or excluded deferred offering costs and intangible lease assets.
 Teresa L. Dick
Rattler Midstream LP
May 10, 2019
Page 2

    3. Please revise pro forma net tangible book value per unit after the offering to equal pro forma net tangible book value after the offering divided by 151,515,152, the total number of units outstanding after the offering. Please also revise footnote (4) to reflect the total number of units outstanding after the offering.

    4. Please revise the increase in net tangible book value per unit attributable to purchasers in this offering so that the reconciliation of pro forma net tangible book value per common unit before this offering to pro forma net tangible book value per common unit after this offering computes.

Unaudited Pro Forma EBITDA and Distributable Cash Flow, page 70

    5. Please tell us how you computed "Contributions from Diamondback to fund capital expenditures" totaling $445,898,000 for the twelve months ended March
31,
       2019. Please also tell us why this amount is less than total contributions of $458,674,000 for the three months ended March 31, 2019 disclosed on page F-11 of Amendment No. 6 to Form S-1.

Pro Forma Combined Statement of Operations, page F-4

    6. You disclose that net income attributable to Rattler Midstream LP limited partner's interest is $39,356,000. It appears this amount should be $8,658,000. Please revise or explain why your current disclosure is accurate.

Pro Forma Combined Statement of Operations, page F-6

    7. You disclose that net income attributable to Rattler Midstream LP limited partner's interest is $55,803,000. It appears this amount should be $12,277,000. Please revise or explain why your current disclosure is accurate.

Notes to Pro Forma Combined Financial Statements, page F-8

    8. Reference is made to (g). Please revise to refer to Rattler Midstream LP rather than
       Rattler LLC or explain why your current disclosure is accurate.
 Teresa L. Dick
Rattler Midstream LP
May 10, 2019
Page 3

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at
(202) 551-2545 or me at (202) 551-3720 with any other questions

                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products